[INDUSTRIAL ALLIANCE LOGO]
                                                                    NEWS RELEASE

              FILED BY INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         SUBJECT COMPANY: CLARINGTON CORPORATION
                                                  COMMISSION FILE NO. 333-129852


THIS FILING CONSISTS OF A PRESS RELEASE RELATING TO INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC. ("INDUSTRIAL ALLIANCE") AND CLARINGTON CORPORATION ("CLARINGTON")

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Industrial Alliance has filed a Registration Statement on Form F-80, an amendment thereto, a prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Industrial Alliance and Clarington are advised to read these documents because they contain important information. Shareholders of the companies may obtain copies of these documents for free at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:
Industrial Alliance Insurance and Financial Services Inc., 1080 Saint-Louis Road, Sillery, Quebec, Canada, G1K 7M3, Attention: Vice President, Investor Relations, Telephone: 418-684-5275.

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                 INDUSTRIAL ALLIANCE TAKES UP CLARINGTON SHARES
               AND EXTENDS ITS PURCHASE OFFER TO JANUARY 10, 2006

QUEBEC CITY, DECEMBER 29, 2005 - Industrial Alliance Insurance and Financial Services Inc. ("Industrial Alliance") announced that, pursuant to its purchase offer for Clarington Corporation ("Clarington"), it has taken up 12,927,879 Clarington common shares deposited pursuant to the offer. Together with market purchases of 662,134 Clarington common shares pursuant to the offer, Industrial Alliance has acquired an aggregate of 13,590,013
Clarington common shares, which represent approximately 91.85% of the issued and outstanding Clarington common shares. These shares, together with Clarington common shares that were previously held by Industrial Alliance, total 14,090,013 Clarington common shares, which represent approximately 95.23% of the issued and outstanding Clarington common shares. The number of issued and outstanding Clarington common shares stands at 14,795,240 after taking into account the exercise of Clarington stock options. The shares taken-up pursuant to the offer will be paid for in accordance with applicable securities laws.

Industrial Alliance also announced that it would extend its purchase offer from 5:00 p.m. (Toronto time) on December 28, 2005 until 5:00 p.m. (Toronto time) on January 10, 2006 for shareholders who have not yet deposited their shares. A notice of extension with respect to its purchase offer will be mailed today. Following the final expiry of the offer, Industrial Alliance intends to give notice, in accordance with applicable law, of the compulsory acquisition of the Clarington shares not deposited to the offer.

"We've made a significant stride in our growth strategy in the investment fund market," declared Yvon Charest, President and Chief Executive Officer of Industrial Alliance. "One year ago almost to the day, we acquired BLC-Edmond de Rothschild Asset Management and today, we are associating with the Clarington team, which will allow us to achieve two of our key objectives: to become a scale player in the investment fund sector and obtain a national platform."

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"We are very excited at the thought of working with the Clarington team," stated
Normand Pepin, Executive Vice-President of Industrial Alliance. "The strength of the Clarington brand, its sales and marketing expertise, scale and goodwill established over the years, combined with Industrial Alliance's financial resources, fund management expertise, back office skills and distribution reach, will create a strong and vibrant competitor in the retail fund marketplace. Together, the two companies will rank 17th in the Canadian retail fund market, with over $10 billion in mutual and segregated fund assets, and serve more than 500,000 clients Canada-wide."

Industrial Alliance presented its initial offer to purchase all of Clarington's issued and outstanding common shares on November 18, 2005. This offer was amended on December 5, 2005, at which time the purchase price was increased to $15.00 per common share for each Clarington common share.

According to the terms of Industrial Alliance's purchase offer, Clarington shareholders could elect to receive, in exchange for each of their Clarington shares, either a cash amount or Industrial Alliance common shares, or a combination of both. The cash exchange option was not subject to any limitations, whereas the share exchange option was subject to pro-ration based on a cumulative maximum of 25% of the purchase price. Due to the higher proportion of requests for Industrial Alliance common shares, Clarington shareholders will receive 89.95% of the Industrial Alliance common shares requested. In total, Industrial Alliance will issue 1,720,985 common shares and disburse $145,439,734 in cash as consideration for the Clarington common shares acquired.

                                                                            ...2


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The share exchange ratio used to calculate the number of Industrial Alliance common shares to be issued was 0.5325 Industrial Alliance common shares for each Clarington common share.

The transaction is being financed using Industrial Alliance's cash resources. However, Industrial Alliance plans to issue approximately $100 million in Tier 1 preferred shares during the first quarter of 2006. This share issue should bring the Company's solvency ratio (MCCSR) to close to 200%, which is in the upper end of the 175% to 200% target range set out by the Company.

In order to minimize any dilution to Industrial Alliance shareholders, the Company intends to use its Normal Course Issuer Bid to repurchase all Industrial Alliance common shares issued as a result of the share exchange option. The repurchasing of shares will be conducted as quickly as possible according to internal Company policies, market conditions and subject to the 2% per month limitation imposed by the TSX.

All applicable regulatory approvals have been obtained in connection with the completion of the offer.

The transaction is expected to be accretive to Industrial Alliance's net earnings by 2 cents per common share in the first year and 6 cents per common share in the second year.

FORWARD-LOOKING STATEMENTS
This news release may contain forward-looking statements about the operations, objectives and strategies of Industrial Alliance Insurance and Financial Services Inc., as well as its financial situation and performance. These statements can generally be identified by the use of words such as "may," "expect," "anticipate," "intend," "believe," "estimate," "feel," "continue," or other similar expressions, in the affirmative or negative. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include changes in government regulations or in tax laws, competition, technological changes, global capital market activity, interest rates, changes in demographic data, changes in consumer demand for the Company's products and services, catastrophic events and general economic conditions in Canada or elsewhere in the world. This list is not exhaustive of the factors that may affect any of Industrial Alliance's forward-looking statements. These and other factors must be examined carefully and readers should not place undue reliance on Industrial Alliance's forward-looking statements.

ABOUT INDUSTRIAL ALLIANCE
Founded in 1892, Industrial Alliance Insurance and Financial Services Inc. is a life and health insurance company that offers a wide range of life and health insurance products, savings and retirement plans, RRSPs, mutual and segregated funds, securities, auto and home insurance, mortgage loans and other financial products and services. The fifth largest life and health insurance company in Canada, Industrial Alliance is at the head of a large financial group - the Industrial Alliance Group - which has operations across Canada as well as in the Northwestern United States. Industrial Alliance insures over 1.7 million Canadians, employs more than 2,600 people and manages and administers over $32 billion in assets. Industrial Alliance stock is listed on the Toronto Stock Exchange under the ticker symbol IAG. Industrial Alliance is among the 100 largest public companies in Canada.






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THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.
SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES THAT MAY BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. THE ISSUER INTENDS TO REGISTER THE PROPOSED OFFER IN THE UNITED STATES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

                                     - 30 -

INFORMATION:      Jacques Carriere, Vice-President, Investor Relations
                  Office: 418 684-5275
                  Cell: 418 576-3624
                  E-mail: jacques.carriere@inalco.com
                          ---------------------------
                  Website: www.inalco.com